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   FORM 4
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[ ] Check   box   if   no              UNITED STATES SECURITIES AND EXCHANGE COMMISSION                 -------------------------
    longer   subject   to                           Washington, D.C. 20549                                    OMB APPROVAL
    Section 16. Form 4 or                                                                               -------------------------
    Form  5   obligations                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  OMB Number:  3235-0287
    may  continue.    See                                                                               Expires: December 31, 2001
    Instruction 1(b).                                                                                   Estimated average burden
                                                                                                        hours per response .. 0.5
 (Print or Type Responses)                                                                              -------------------------
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                       Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person   2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to
                                                                                          Issuer
Manocherian, Greg                            LogiMetrics, Inc.  (LGMTA)                            (Check all applicable)
---------------------------------------   --------------------------------------------    __ Director      _X_ 10% Owner
  (Last)     (First)     (Middle)         3. I.R.S. Identification 4. Statement for       __ Officer (give ___ Other (specify below)
                                             Number of Reporting      Month/Year             title below)
3 New York Plaza, 18th Floor                 Person, if an entity     November 1999
---------------------------------------      (Voluntary)           -------------------  -------------------------------------------
             (Street)                                              5. If Amendment,     7. Individual or Joint/Group Filing
                                                                      Date of original     (Check Applicable Line)
                                                                      (Month/Year)         _X_ Form filed by One Reporting Person
                                                                                           ___ Form filed by More than One Reporting
New York,       NY         10024                                                              Person
---------------------------------------   ----------------------- --------------------  -------------------------------------------
  (City)     (State)       (Zip)                 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security               2. Trans-    3. Trans-  4. Securities Acquired (A)   5. Amount of   6. Owner-   7. Nature
     (Instr. 3)                       action       action     or Disposed of (D)           Securities     ship        of In-
                                      Date         Code       (Instr. 3, 4, and 5)         Beneficially   Form;       direct
                                                   (Instr.                                 Owned at       Direct      Bene-
                                                   8)                                      End of         (D) or      ficial
                                      (Month/                                              Month          Indirect    Owner-
                                      Day/                                                                (I)         ship
                                      Year)        -----------------------------------     (Instr. 3      (Instr. 4)  (Instr       .
                                                                         (A)               and 4)                     4)
                                                                          or
                                                   Code    V   Amount    (D)     Price
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  Common stock                       11/11/99       P          20,000*    D      $0.20     9,188,227**      I*         By
                                                                                                                       Corporation*
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  Common stock                       11/11/99       P          10,000*    D      $0.24     9,188,227**      I*         By
                                                                                                                       Corporation*
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  Common stock                       11/17/99       P          30,000*    D      $0.17     9,188,227**      I*         By
                                                                                                                       Corporation*
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  Common stock                       11/17/99       P          40,000*    D      $0.1938   9,188,227**      I*         By
                                                                                                                       Corporation*
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  Common stock                       11/19/99       P          15,250*    D      $0.1875   9,188,227**      I*         By
                                                                                                                       Corporation*
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 * The securities disposed of set forth herein, were disposed of in the aggregate by Pamela Equities Corp.
   Greg Manocherian posses voting and investment control over all securities owned by Pamela Equities Corp.

** The total amount of securities reported as beneficially owned hereunder includes securities held by Pamela Equities
   Corp., Kabuki Partners ADP, GP, Whitehall Properties, LLC and directly by Greg Manocherian.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (3-99)

                                                                  Potential  persons who are to respond to the collection of
                                                                  Information  contained  in this form are not  required  to respond  unless the form  displays a  currently  valid OMB control number.

                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

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1.            2.           3.        4.          5.             6.               7.           8.        9.         10.       11.
Title of      Conver-      Trans-    Trans-      Number of      Date Exer-       Title and    Price     Number     Owner-    Nature
Derivative    sion or      action    action      Derivative     cisable and      Amount of    of        of         ship      of In-
Security      Exercise     Date      Code        Securities     Expiration       Underlying   Deriv-    Deriva-    Form      direct
(Instr. 3)    Price of               (Instr.8)   Acquired (A)   Date             Securities   ative     tive       of        Bene-
              Derivative   (Month/               or Disposed    (Month/Day/      (Instr. 3    Secur-    Secur-     Deriva-   ficial
              Security      Day/                 of (D)          Year)           and 4)       ity       ities      tive      Owner-
                            Year)                (Instr. 3,                                   (Instr.   Bene-      Security: ship
                                                 4 and 5)                                     5)        ficially   Direct    (Instr.
                                                                                                        Owned      (D) or    4)
                                                                ------------------------------          at End     Indirect
                                                                                                        of Month   (I)
                                                                Date    Expira-          Amount         (Instr. 4)  (Instr.4)
                                      ------------------------- Exer-   tion     Title   or
                                                                cisable Date             Number
                                                                                         of
                                                                                         Shares
                                      Code  V      (A)   (D)
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
Explanation of Responses:


                                        /s/ Greg Manocherian                                       3/7/00
                                        --------------------------------                         -------------
                                        * Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not                          Page 2
required to respond unless the form displays a currently valid OMB Number.

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